SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 7, 2013

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Third Quarter Ended December 31, 2012

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075 Japan

No. 13-018E
3:00 P.M. JST, February 7, 2013

Consolidated Financial Results
for the Third Quarter Ended December 31, 2012

Tokyo, February 7, 2013 -- Sony Corporation today announced its consolidated financial results for the third quarter ended December 31, 2012 (October 1, 2012 to December 31, 2012).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Third quarter ended December 31
	2011	2012	Change in yen	2012*
Sales and operating revenue	¥1,822.9	¥1,948.0	+6.9%	$22,391
Operating income (loss)	(91.7)	46.4	-	534
Income (loss) before income taxes	(105.9)	29.4	-	338
Net loss attributable to Sony Corporation’s stockholders	(159.0)	(10.8)	-	(124)
Net loss attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(158.40)	¥(10.72)	-	$(0.12)
- Diluted	(158.40)	(10.72)	-	(0.12)

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 87 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of December 31, 2012.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2013 to reflect modifications to its organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications (“Sony Mobile”) segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile segments are reclassified in five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments, as well as All Other.  The previously reported Sony Mobile segment is now included in the MP&C segment as the Mobile Communications category.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  For further details regarding segment and category changes, see page 16.

In connection with this realignment, both sales and operating revenue (“sales”) and operating income (loss) of each segment in the third quarter and nine months ended December 31, 2011 have been restated to conform to the current fiscal year’s presentation.

The average foreign exchange rates during the quarters ended December 31, 2011 and 2012 are presented below.

	Third quarter ended December 31
	2011	2012	Change
The average rate of yen
1 U.S. dollar	¥76.4	¥81.2	6.0%	（yen depreciation）
1 Euro	102.8	105.4	2.5	（yen depreciation）

Consolidated Results for the Third Quarter Ended December 31, 2012

Sales were 1,948.0 billion yen (22,391 million U.S. dollars), an increase of 6.9% compared to the same quarter of the previous fiscal year (“year-on-year”).  This increase was primarily due to a significant increase in sales in the MP&C segment, the Pictures segment and the Financial Services segment, while sales decreased significantly primarily in the HE&S segment, resulting from a decrease in LCD television unit sales, and in the Game segment.  On a constant currency basis, sales increased 3% year-on-year.  For further details about sales on a constant currency basis, see Note on page 10.  The significant increase in MP&C segment sales was primarily due to the impact of the consolidation of Sony Mobile Communications AB (“Sony Mobile,” formerly known as Sony Ericsson Mobile Communications AB (“Sony Ericsson”)) as a wholly-owned subsidiary from February 2012.  During the same quarter of the previous fiscal year, Sony Mobile was an affiliated company accounted for under the equity method.  On a pro forma basis, had Sony Mobile been fully consolidated in the same quarter of the previous fiscal year, consolidated sales would have remained essentially flat.

Operating income of 46.4 billion yen (534 million U.S. dollars) was recorded, compared to an operating loss of 91.7 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to a 63.4 billion yen impairment loss on the shares of S-LCD Corporation (“S-LCD”) which were sold in January 2012 in accordance with the Television Profitability Improvement Plan, and a 33.0 billion yen valuation allowance which Sony Ericsson recorded on certain of its deferred tax assets, which were both recorded in equity in net loss of affiliated companies in the same quarter of the previous fiscal year.  In addition, although operating income significantly decreased in the Game segment, the Devices segment, which saw a significant increase in sales of image sensors, and the Pictures segment, which had a significant increase in motion picture revenues, also contributed to this improvement.

Restructuring charges, net, increased 12.2 billion yen year-on-year to 16.7 billion yen (192 million U.S. dollars).  This increase was primarily due to restructuring initiatives in both the electronics business operations and Sony’s headquarters.

Equity in net loss of affiliated companies, recorded within operating income, decreased 108.4 billion yen year-on-year to 0.4 billion yen (4 million U.S. dollars).  This improvement was primarily due to the recording of equity in net loss for S-LCD of 66.0 billion yen and equity in net loss for Sony Ericsson of 43.1 billion yen, which were both recorded in the same quarter of the previous fiscal year.

The net effect of other income and expenses was an expense of 17.0 billion yen (195 million U.S. dollars) in the current quarter, compared to an expense of 14.2 billion yen in the same quarter of the previous fiscal year.  This deterioration was primarily due to a higher loss on the devaluation of securities investments, partially offset by a decrease in net foreign exchange losses.

Income before income taxes of 29.4 billion yen (338 million U.S. dollars) was recorded, compared to a loss of 105.9 billion yen recorded in the same quarter of the previous fiscal year.

Income taxes: During the current quarter, Sony recorded 25.9 billion yen (298 million U.S. dollars) of income tax expense.  As of March 31, 2012, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses and as such Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current quarter exceeded the Japanese statutory tax rate.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, decreased 148.2 billion yen year-on-year to 10.8 billion yen (124 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥189.4	¥180.5	-4.7%	$2,075
Operating loss	(6.7)	(2.9)	-	(33)

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.

Sales decreased 4.7% year-on-year (a 9% decrease on a constant currency basis) to 180.5 billion yen (2,075 million U.S. dollars).  This decrease was primarily due to a significant decrease in unit sales of compact digital cameras reflecting a contraction of the low-end of the market resulting from the popularization of smartphones as well as a significant decrease in sales of broadcast- and professional-use products.  Sales of interchangeable single-lens cameras increased significantly year-on-year.

Operating loss decreased 3.9 billion yen year-on-year to 2.9 billion yen (33 million U.S. dollars).  This decrease was mainly due to a decrease in selling, general and administrative expenses, partially offset by the unfavorable impact of the above-mentioned decrease in sales.

Game

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥316.1	¥268.5	-15.1%	$3,086
Operating income	33.8	4.6	-86.4	53

Sales decreased 15.1% year-on-year (an 18% decrease on a constant currency basis) to 268.5 billion yen (3,086 million U.S. dollars).  Overall segment sales decreased significantly due to lower sales of hardware and software of the PlayStation®3 (“PS3”) and PSP® (PlayStation Portable) (“PSP”), partially offset by the sales of the PlayStation®Vita introduced in December 2011.

Operating income decreased 29.2 billion yen year-on-year to 4.6 billion yen (53 million U.S. dollars).  This decrease was primarily due to the above-mentioned decrease in sales of PS3 software and PSP hardware.

Mobile Products & Communications (MP&C)

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥164.0	¥318.8	+94.4%	$3,665
Operating loss	(48.4)	(21.3)	-	(245)

The MP&C segment includes the Mobile Communications and Personal and Mobile Products categories.  Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  The supplemental pro forma financial information related to Sony Mobile is presented to enhance investors’ understanding of Sony’s operating results, is based on estimates and assumptions which Sony believes are reasonable, is not intended to represent or be indicative of what Sony’s operating results would have been had Sony Mobile been a wholly-owned subsidiary for the entire fiscal year ended March 31, 2012, and should not be taken as indicative of Sony’s future operating results.

Sales increased 94.4% year-on-year (a 92% increase on a constant currency basis) to 318.8 billion yen (3,665 million U.S. dollars).  This increase was primarily due to the consolidation of Sony Mobile from February 2012, partially offset by significantly lower sales of PCs resulting from a decline in unit sales.

On a pro forma basis, had Sony Mobile been fully consolidated in the same quarter of the previous fiscal year, segment sales would have increased approximately 10%.  This was due to an increase in sales of mobile phones primarily resulting from higher average selling prices, reflecting a product portfolio shift to smartphones from feature phones, and higher unit sales of smartphones, being partially offset by significantly lower sales of PCs.

Operating loss decreased 27.1 billion yen year-on-year to 21.3 billion yen (245 million U.S. dollars).  This improvement was primarily due to the 33.0 billion yen valuation allowance on certain deferred tax assets of Sony Ericsson included within equity in net loss of affiliated companies in the same quarter in the previous fiscal year.

On a pro forma basis, had Sony Mobile been fully consolidated in the same quarter of the previous fiscal year, operating loss would have been approximately 33.7 billion yen.  The significant decrease in the operating loss over the previous fiscal year on a pro forma basis was primarily due to the favorable impact of the above-mentioned increase in sales of mobile phones, partially offset by the impact of the lower sales of PCs.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥394.3	¥323.8	-17.9%	$3,722
Operating loss	(89.8)	(8.0)	-	(92)

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray DiscTM players and recorders, and memory-based portable audio devices.

Sales decreased 17.9% year-on-year (a 22% decrease on a constant currency basis) to 323.8 billion yen (3,722 million U.S. dollars).  This decrease was primarily due to a decrease in LCD television unit sales.

Operating loss decreased 81.8 billion yen year-on-year to 8.0 billion yen (92 million U.S. dollars).  This improvement was primarily due to the impairment loss of 63.4 billion yen on Sony’s shares of S-LCD which were sold in January 2012 in accordance with the Television Profitability Improvement Plan, included in equity in net loss of affiliated companies in the same quarter of the previous fiscal year, and reductions in LCD panel related expenses and operating expenses.  Included in the reduction of LCD panel related expenses was the impact of not having incurred any expenses for the low capacity utilization of S-LCD.

In Televisions, sales decreased 23.3% year-on-year to 182.7 billion yen (2,100 million U.S. dollars) and operating loss* decreased 86.6 billion yen year-on-year to 14.7 billion yen (169 million U.S. dollars).

*	The operating loss in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥233.2	¥217.3	-6.8%	$2,498
Operating income (loss)	(15.6)	9.7	-	111

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Sales decreased 6.8% year-on-year (an 11% decrease on a constant currency basis) to 217.3 billion yen (2,498 million U.S. dollars).  This decrease was primarily due to the absence of the small- and medium-sized display business and the chemical products related business which were included in the same quarter of the previous fiscal year, partially offset by a significant increase in sales of image sensors reflecting higher demand for mobile products.  Sales to external customers decreased 5.8% year-on-year.

Excluding the impact of the small- and medium-sized display business and the chemical products related business, overall segment sales increased significantly year-on-year.

Operating income of 9.7 billion yen (111 million U.S. dollars) was recorded, compared to an operating loss of 15.6 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to the above-mentioned increase in sales of image sensors.

*    *    *    *    *

Total inventory of the five Electronics* segments above as of December 31, 2012 was 682.8 billion yen (7,849 million U.S. dollars), an increase of 114.2 billion yen, or 20.1% year-on-year.  Inventory decreased by 68.2 billion yen, or 9.1% compared with the level as of September 30, 2012.  The increase from December 31, 2011 was primarily due to the consolidation of Sony Mobile from February 2012.  Excluding the impact of the consolidation of Sony Mobile, inventory increased approximately 9% compared with the level as of December 31, 2011.

* The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥160.6	¥208.9	+30.1%	$2,402
Operating income	0.7	25.3	-	291

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 30.1% year-on-year (a 22% increase on a constant currency (U.S. dollar) basis) to 208.9 billion yen (2,402 million U.S. dollars).  The increase in sales was primarily due to significantly higher theatrical and home entertainment revenues from the current year’s film slate.  Theatrical revenues increased due to the strong performances of Skyfall and Hotel Transylvania, while home entertainment revenues increased due to the strong performance of The Amazing Spider-Man and Men in Black 3.  Television revenues were essentially flat year-on-year primarily due to higher advertising revenues from Sony’s television networks in India, offset by lower revenues from U.S. television network programming.

Operating income increased 24.6 billion yen year-on-year to 25.3 billion yen (291 million U.S. dollars).  This increase was primarily due to the significantly stronger performance of the current year’s film slate and lower theatrical marketing expenses.  In addition, the same quarter of the previous fiscal year included the theatrical underperformance of Arthur Christmas.

Music

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥123.4	¥126.4	+2.4%	$1,453
Operating income	15.3	16.4	+7.4	188

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 2.4% year-on-year (a 1% decrease on a constant currency basis) to 126.4 billion yen (1,453 million U.S. dollars).  The increase in sales was primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar as well as the growth in digital revenue, partially offset by the continued worldwide contraction of the physical music market.  Best-selling titles during the quarter included One Direction’s Take Me Home, P!nk’s The Truth about Love, Celine Dion’s Sans Attendre and Alicia Keys’ Girl on Fire.

Operating income increased 1.1 billion yen year-on-year to 16.4 billion yen (188 million U.S. dollars).  This increase was primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and the growth in digital revenue.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2011	2012	Change in yen	2012
Financial services revenue	¥220.1	¥266.4	+21.0%	$3,062
Operating income	32.6	34.2	+5.1	394

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 21.0% year-on-year to 266.4 billion yen (3,062 million U.S. dollars) primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 26.0% year-on-year to 250.8 billion yen (2,883 million U.S. dollars).  This increase was primarily due to significantly improved investment performance in the separate account reflecting the fact that there was a significant rise in the Japanese stock market during the current quarter, as compared with a decline in the same quarter of the previous fiscal year.  Insurance premium revenue of Sony Life increased, reflecting its higher policy amount in force.

Operating income increased 1.6 billion yen year-on-year to 34.2 billion yen (394 million U.S. dollars).  This increase was mainly due to an increase in operating income at Sony Life, partially offset by an increase in foreign exchange losses on foreign-currency denominated customer deposits at Sony Bank.  Operating income at Sony Life increased 7.7 billion yen year-on-year to 44.1 billion yen (507 million U.S. dollars).  This increase was primarily due to a decrease in the amortization of deferred insurance acquisition costs for variable insurance driven primarily by the aforementioned improved performance of investments in the separate account.

*    *    *    *    *

Consolidated Results for the Nine Months Ended December 31, 2012

For Consolidated Statements of Income and Business Segment Information for the nine months ended December 31, 2012 and 2011, please refer to pages F-3 and F-7 respectively.

Sales for the nine months ended December 31, 2012 (“the current nine months”) increased 3.6% year-on-year to 5,067.8 billion yen (58,251 million U.S. dollars).  This was primarily due to a significant increase in the sales of the MP&C segment reflecting the impact of the consolidation of Sony Mobile from February 2012, partially offset by a significant decrease in the sales of the HE&S segment.  On a pro forma basis, had Sony Mobile been fully consolidated in the same period of the previous fiscal year, consolidated sales would have decreased by approximately 4% year-on-year.

During the current nine months, the average rates of the yen were 80.0 yen against the U.S. dollar and 102.3 yen against the euro, which were 2.5% lower and 6.7% higher, respectively, as compared with the same period of the previous fiscal year.  On a constant currency basis, consolidated sales decreased 4%.  For further details about sales on a constant currency basis, see Note on page 10.

In the IP&S segment, sales decreased primarily due to lower sales of compact digital cameras and broadcast- and professional-use products.  In the Game segment, sales decreased significantly due to lower sales of PS3 and PSP hardware and software.  In the MP&C segment, sales increased significantly primarily due to the impact of the consolidation of Sony Mobile from February 2012.  In the HE&S segment, sales decreased significantly primarily due to lower unit sales of LCD televisions.  In the Devices segment, sales decreased significantly mainly due to the absence of the small- and medium-sized display business which was included in the same period of the previous fiscal year.  In the Pictures segment, sales increased significantly primarily due to higher theatrical and home entertainment revenues from the current year’s film slate, partially offset by the sale of a participation interest in Spider-Man merchandising rights in the same period of the previous fiscal year.  In the Music segment, sales decreased primarily due to the continued worldwide contraction of the physical music market and a larger number of key releases in Japan during the same period of the previous fiscal year.  In the Financial Services segment, revenue increased significantly primarily due to significantly improved investment performance in the separate account and higher insurance premium revenue at Sony Life.

Operating income of 83.0 billion yen (954 million dollars) was recorded, compared to an operating loss of 65.9 billion yen in the same period of the previous fiscal year.  This improvement was primarily due to a significant improvement in the operating results of the HE&S and Devices segments, partially offset by a significant decline in the operating income of the Game segment.  Operating income during the current nine months was favorably impacted by a net benefit of 32.6 billion yen (375 million U.S. dollars) from insurance recoveries relating to damages and losses incurred from the floods in Thailand (the “Floods”) which took place in the fiscal year ended March 31, 2012.

In the IP&S segment, operating income decreased year-on-year primarily due to a decrease in sales of compact digital cameras and broadcast- and professional-use products.  In the Game segment, operating income decreased significantly year-on-year primarily due to the decrease in sales of PS3 and PSP hardware and software.  In the MP&C segment, operating loss significantly increased year-on-year primarily due to a decrease in PC sales. In the HE&S segment, operating loss decreased significantly primarily due to the impairment loss of 63.4 billion yen on Sony’s shares of S-LCD in the same period of the previous fiscal year, and a reduction of LCD panel related expenses and operating expenses, including the expenses incurred for the low capacity utilization of S-LCD of 22.8 billion yen recorded in the same period of the previous fiscal year.  In the Devices segment, operating results improved significantly year-on-year and operating income was recorded primarily due to the increased sales of image sensors, and the decrease in restructuring charges, as well as the insurance recoveries mentioned above.  In the Pictures segment, operating income increased slightly primarily due to the stronger theatrical and home entertainment performance of the current year’s film slate and lower theatrical marketing expenses, partially offset by the sale of a participation interest in Spider-Man merchandising rights in the same period of the previous fiscal year.  In the Music segment, despite significantly lower restructuring charges, operating income decreased slightly primarily due to a benefit from the recognition of digital license revenue in the same period of the previous fiscal year and the impact of lower sales.  In the Financial Services segment, operating income increased primarily due to an improvement in net gains and losses on investments in the general account at Sony Life.

Restructuring charges, recorded as operating expenses, amounted to 39.4 billion yen (453 million U.S. dollars) for the current nine months compared to 35.0 billion yen for the same period of the previous fiscal year.

Equity in net loss of affiliated companies, recorded within operating income, decreased 108.7 billion yen year-on-year to 3.8 billion yen (43 million U.S. dollars).  In the same period of the previous fiscal year, Sony recorded equity in net loss of 67.5 billion yen for S-LCD and 46.2 billion yen for Sony Ericsson.  Included in the equity in net loss recorded in the same period of the previous fiscal year is the above-mentioned 63.4 billion yen impairment loss on the shares of S-LCD, and a 33.0 billion yen valuation allowance which Sony Ericsson recorded on certain of its deferred tax assets.

The net effect of other income and expenses was an expense of 24.5 billion yen (281 million U.S. dollars), compared to an expense of 16.8 billion yen in the same period of the previous fiscal year.  This increase in expenses was primarily due to the higher loss on the devaluation of security investments.

Income before income taxes of 58.5 billion yen (672 million U.S. dollars) was recorded, compared to a loss of 82.7 billion yen recorded in the same period of the previous fiscal year.

Income taxes: During the current nine months, Sony recorded 67.9 billion yen (780 million U.S. dollars) of income tax expense.  As of March 31, 2012, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses and as such Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current nine months exceeded the Japanese statutory tax rate.

Net loss attributable to Sony Corporation’s stockholders for the current nine months decreased 150.6 billion yen year-on-year to 50.9 billion yen (585 million U.S. dollars).

*    *    *    *    *

Cash Flows (for the nine months ended December 31, 2012)

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-14, respectively.

Operating Activities: During the current nine months, there was a net cash inflow of 220.4 billion yen (2,533 million U.S. dollars) from operating activities, a decrease of 63.4 billion yen, or 22.4% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 62.8 billion yen (721 million U.S. dollars) for the current nine months, compared to a net cash inflow of 41.7 billion yen in the same period of the previous fiscal year.  The net cash outflow was mainly due to the negative impact of a larger decrease in notes and accounts payable, trade, and a larger increase in inventories.  This was partially offset by the positive impact of a decrease in other receivables, included in other current assets, from third-party original equipment and design manufacturers, compared to an increase in the same period of the previous fiscal year, and an improvement in the amount of net losses after taking into account non-cash adjustments (including depreciation and amortization, deferred income taxes, equity in net income (loss) of affiliated companies and other operating (income) expenses).

The Financial Services segment had a net cash inflow of 289.1 billion yen (3,323 million U.S. dollars), an increase of 39.1 billion yen, or 15.6% year-on-year.  This increase was primarily due to the contribution from insurance premiums resulting from a steady increase in policy amount in force at Sony Life.

Investing Activities: During the current nine months, Sony used 721.0 billion yen (8,288 million U.S. dollars) of net cash in investing activities, an increase of 113.9 billion yen, or 18.8% year-on-year.

For all segments excluding the Financial Services segment, 205.5 billion yen (2,363 million U.S. dollars) was used, a decrease of 36.6 billion yen, or 15.1% year-on-year.  This decrease was primarily due to a decrease year-on-year in purchases of fixed assets and an increase in cash inflow resulting from the sale of the chemical products related business and the sale of Sony’s equity interest in Sharp Display Products Corporation, and was partially impacted by a receipt of insurance proceeds related to fixed assets affected by the Floods.  This decrease was partially offset by the increase in cash outflow, year-on-year, resulting from the acquisition of Gaikai Inc., included in other investing activities, and the investments in EMI Music Publishing and Olympus Corporation, included in payments for investments and advances.

The Financial Services segment used 516.3 billion yen (5,934 million U.S. dollars) of net cash, an increase of 155.6 billion yen, or 43.1% year-on-year.  This increase was mainly due to a greater increase in net payments for investments held by Sony Bank.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current nine months was 268.3 billion yen (3,084 million U.S. dollars), an increase of 67.8 billion yen, or 33.8% year-on-year.

Financing Activities: During the current nine months, 286.6 billion yen (3,294 million U.S. dollars) of net cash and cash equivalents was generated by financing activities, an increase of 127.1 billion yen, or 79.7% year-on-year.

For all segments excluding the Financial Services segment, there was a 92.4 billion yen (1,062 million U.S. dollars) net cash inflow, an increase of 58.9 billion yen, or 175.9% year-on-year.  This increase was primarily due to the issuance of convertible bonds and an increase in borrowings from financial institutions which exceeded an increase in redemptions of corporate bonds and in repayments of borrowings from financial institutions, a decrease in the issuance of commercial paper compared to the same period of the previous fiscal year, and the execution of a tender offer for shares of So-net Entertainment Corporation during the current nine months.

In the Financial Services segment, financing activities generated 189.0 billion yen (2,172 million U.S. dollars) of net cash, an increase of 75.2 billion yen, or 66.0% year-on-year.  This increase was primarily due to a larger increase in customer deposits at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2012 was 698.0 billion yen (8,023 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 561.1 billion yen (6,449 million U.S. dollars) at December 31, 2012, a decrease of 70.5 billion yen, or 11.2% compared with the balance as of December 31, 2011, and a decrease of 158.3 billion yen, or 22.0% compared with the balance as of March 31, 2012.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 777.4 billion yen (8,936 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at December 31, 2012.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 136.9 billion yen (1,574 million U.S. dollars) at December 31, 2012, a decrease of 33.2 billion yen, or 19.5% compared with the balance as of December 31, 2011, and a decrease of 38.2 billion yen, or 21.8% compared with the balance as of March 31, 2012.

*1
 Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-14.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2011	2012	2012

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥283.8	¥220.4	$2,533
Net cash used in investing activities reported in the consolidated statements of cash flows	(607.2)	(721.0)	(8,288)
	(323.4)	(500.6)	(5,755)

Less: Net cash provided by operating activities within the Financial Services segment	250.0	289.1	3,323
Less: Net cash used in investing activities within the Financial Services segment	(360.7)	(516.3)	(5,934)
Eliminations *2	12.2	5.1	60

Cash flow used in operating and investing activities combined excluding the Financial Services segment’s activities	¥(200.5)	¥(268.3)	$(3,084)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Note

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the previous same quarter or nine months of the previous fiscal year to local currency-denominated monthly sales in the current quarter or nine months of the current fiscal year.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2013

The forecast for consolidated results for the fiscal year ending March 31, 2013, as announced on November 1, 2012, remains unchanged, as per the table below.
	(Billions of yen)
	February Forecast	Change from March 31, 2012 Actual Results	March 31, 2012 Actual Results
Sales and operating revenue	¥6,600	+1.6%	¥6,493.2
Operating income (loss)	130	-	(67.3)
Income (loss) before income taxes	150	-	(83.2)
Net income (loss) attributable to Sony Corporation’s stockholders	20	-	(456.7)

Assumed foreign currency exchange rates for the fourth quarter (from January 1, 2013 to March 31, 2013): approximately 88 yen to the U.S. dollar and approximately 115 yen to the euro.  (Assumed foreign currency exchange rates for the second half of the fiscal year at the time of the November forecast: approximately 80 yen to the U.S. dollar and approximately 100 yen to the euro.)

The consolidated sales forecast for the fiscal year ending March 31, 2013 remains unchanged, primarily due to the favorable impact of the depreciation of the yen as well as higher than expected financial services revenue in the current quarter compared to the November forecast, partially offset by downward revisions in annual unit sales forecasts of key products resulting from the stagnation of the electronics products market in all regions.  The consolidated operating income forecast for the fiscal year remains unchanged because lower than expected results of the electronics segments are expected to be offset primarily by higher than expected results of the Financial Services segment in the current quarter and by planned asset sales.  The forecast for each business segment is as follows:

IP&S

Primarily because sales from broadcast- and professional-use products are expected to be lower than the November forecast and because the annual unit sales forecast for compact digital cameras has been lowered, segment sales are expected to be lower than the November forecast.  Due to the negative impact of the above-mentioned decrease in sales, operating income is expected to be significantly lower than the November forecast.  Sales are expected to decrease and operating income is expected to decrease significantly year-on-year.

Game

Primarily due to the lowering of the annual unit sales forecast for portable hardware, sales and operating income are expected to be lower than the November forecast.  Sales and operating income are expected to decrease significantly year-on-year.

MP&C

Primarily due to the lowering of the annual unit sales forecast for PCs, segment sales are expected to be lower than the November forecast.  Due to the negative impact of the above-mentioned decrease in sales, operating income is expected to be significantly lower than the November forecast.  Due to the consolidation of Sony Mobile, sales are expected to increase significantly year-on-year.  Operating results are expected to deteriorate significantly year-on-year primarily due to the large remeasurement gain recorded in the previous fiscal year for Sony Mobile.

On a pro forma basis, had Sony Mobile been fully consolidated from the beginning of the previous fiscal year, a significant increase in sales would be anticipated and operating loss would have remained essentially flat.

HE&S

Primarily due to the lowering of the annual unit sales forecast for LCD televisions and Blu-ray disc players and recorders, segment sales are expected to be lower than the November forecast.  Operating results are expected to be significantly lower than the November forecast mainly due to the negative impact of lowering the annual unit sales forecast for Blu-ray players and recorders.  Sales are expected to decrease significantly and operating losses are expected to decrease significantly year-on-year.

Devices

Primarily because sales of both image sensors and battery-related products are expected to be lower than the November forecast, segment sales are expected to be lower than the November forecast.  Primarily due to the negative impact of the above-mentioned decrease in sales, operating income is expected to be significantly lower than the November forecast.  Sales are expected to decrease significantly year-on-year primarily because of the absence of the small- and medium-sized display business which was included in the previous fiscal year.  Operating results are expected to improve significantly year-on-year.

Pictures

Primarily due to the depreciation of the yen, sales are expected to be higher than the November forecast.  The outlook for operating income remains unchanged from the November forecast.  Sales and operating income for the current fiscal year are expected to increase year-on-year.

Financial Services

Due to the recording of financial services revenue and operating income in the current quarter that exceeded the November forecast, financial services revenue and operating income for the current fiscal year are expected to exceed the November forecast.  Financial services revenue is expected to increase while operating income is expected to decrease year-on-year.

As is Sony’s policy, the effects of gains and losses on investments held by the Financial Services Segment due to market fluctuations since January 1, 2013, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be through the end of the current fiscal year.  Accordingly, these market fluctuations could further impact the current forecast.

The forecast for sales and operating income in the Music segment remains unchanged from the November forecast.

The forecast for capital expenditures for the fiscal year ending March 31, 2013 has been revised downward compared to the November forecast as per the table below.  The forecast for depreciation and amortization and research and development expenses remains unchanged from the November forecast.

	(Billions of yen)
	February Forecast	Change from November Forecast	November Forecast	Change from March 31, 2012 Results	March 31, 2012 Results
Capital expenditures (additions to property, plant and equipment)	¥200	-4.8%	¥210	-32.2%	¥295.1
Depreciation and amortization*	330	-	330	+3.3	319.6
[for property, plant and equipment (included above)	200	-	200	-4.4	209.2	]
Research and development expenses	470	-	470	+8.4	433.5

*	The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Management Focus and Topics

■
Consolidated sales for the third quarter increased year-on-year, primarily due to the favorable impact of the year-on-year depreciation of the yen and the impact of fully consolidating Sony Mobile Communications AB (“Sony Mobile”) in February 2012.  Key electronics products sales during the third quarter were below expectations, reflecting a slowing of the global economy and intensified competition.  Operating results for the third quarter improved significantly year-on-year, primarily due to an improvement in the operating results of the television business.  However, operating results were below expectation compared to the November 2012 forecast, primarily due to the above-mentioned sales conditions of key electronics products, which were partially offset by the strong performance of the Pictures, Music and Financial Services segments.

■
The consolidated sales forecast for the fiscal year ending March 31, 2013 remains unchanged despite a lowering of the annual unit sales forecast for key electronics products, primarily due to the favorable impact of depreciation of the yen as well as higher than expected financial services revenue in the third quarter compared to the November forecast.  Although the severe operating environment is expected to continue in the fourth quarter, the operating income forecast for the fiscal year remains unchanged because operating income in the Financial Services segment in the third quarter was higher than expected and Sony has been planning to engage in activities such as asset sales.

■
The new management team established in April 2012 continues to execute key measures meant to revitalize and grow Sony’s electronics businesses.  The team places particular importance on making steady progress in the mobile businesses, which are growth drivers, and the television business, which is working to return to profitability.

■
In the mobile businesses, Sony Mobile strengthened ties with the Sony Group upon being fully consolidated in February 2012, and has been working to deliver attractive products to the market more quickly by reorganizing its global business structure, streamlining the supply chain and strengthening marketing.  The benefits of these actions are now being realized in Sony’s products such as the XperiaTM Z smartphone announced at the 2013 International Consumer Electronics Show held in January 2013. The XperiaTM Z is full of cutting-edge Sony technologies such as the Exmor RS for mobile stacked CMOS image sensor (a world first, developed by Sony), a battery that allows the phone to be used for an extended period of time, image processing and picture enhancement from Sony’s digital imaging, and image engine from Sony’s televisions.  Going forward, by strengthening product appeal, Sony aims to expand its share in these growing markets and lead the electronics businesses to growth.

■
In the television business, Sony is steadily implementing the Television Profitability Improvement Plan announced in November 2011, with the goal of turning that business to a profit in the fiscal year ending March 31, 2014.  Improvement in the profitability of the business during the fiscal year ending March 31, 2013 is steadily progressing according to plan due to a significant reduction in the cost of procuring LCD panels, continued cost improvements through a reduction in the number of models, primarily in developed countries, and other efforts.  Strengthening product appeal is an important element of bringing the television business to profitability in the fiscal year ending March 31, 2014.  Along these lines, Sony aims to increase sales and further improve profitability by selling LCD televisions that feature “TRILUMINOS Display” technology, which significantly expands the color reproduction field, improving picture and sound quality and aggressively introducing products that fit the specific needs of the regions in which they are launched.  Moreover, by adding to a range of 4K LCD TVs and launching a 4K distribution service in the U.S. in summer 2013, Sony will further expand the ability of consumers to enjoy watching 4K video at home.  As for next generation OLED display devices, Sony developed the world’s largest OLED TV that displays 4K resolution images on a 56-inch screen.

■
In the digital imaging and the game businesses, which are positioned as core areas of the electronics businesses along with the mobile businesses, the shrinking market for compact digital cameras, due to the expansion of the smartphone market, and the slow penetration of the PlayStation®Vita portable entertainment platform are recognized as particularly important issues.  Sony is working to improve profitability through reinforcement of its high value added products that are differentiated by the use of highly competitive image sensors developed by Sony.  In the game business, Sony is working to expand sales and operating income through the introduction of an attractive software lineup and through offering game software on mobile devices, including smartphones and tablets.

■
Sony is implementing various measures to improve costs in each of its businesses.  With regards to restructuring the electronics businesses, the consolidation of manufacturing sites aimed at further improving the efficiency of manufacturing operations in Japan and the reduction of headquarters and administrative personnel resulting from simplification of the organization and enhancing work efficiency are progressing as planned.

■
In the areas of investment in core and new businesses aimed at achieving growth, in June 2012, Sony announced a capital investment plan which aims to enhance production capacity of CMOS image sensors.  Image sensors not only contribute to the differentiation of Sony’s products, but they also contribute to profit through external sales.  Sony is expanding production capacity of stacked CMOS image sensors, which are more compact and functional, and will enable Sony to meet the increasing demand for high resolution image sensors in the growing mobile devices market which includes smartphones and tablets.  In the medical business, Sony announced that it plans to establish a business venture with Olympus Corporation in September 2012, and preparations are moving forward with the goal of establishing the business venture on April 1, 2013, subject to obtaining regulatory approvals in Japan and other countries.  In addition, Sony acquired U.S.-based Gaikai Inc. in August 2012, with the aim of strengthening the game business.  To ensure the availability of long-term funds mainly to make these investments, which are expected to contribute to profitability in the mid- to long-term, Sony issued 150 billion yen (1,724 million U.S. dollars) of Zero Coupon Convertible Bonds during the third quarter.

■
Sony is transforming its business portfolio and reorganizing its assets by selecting and concentrating business lines in an effort to strengthen its corporate structure.  In the area of business portfolio transformation, Sony decided to reduce its exposure to several businesses and product categories, including through the sale of the small- and medium-sized display business in March 2012 and the chemical products related business in September 2012.  In order to maximize group synergies and to strengthen the network services business, Sony made So-net Entertainment Corporation a wholly-owned subsidiary in January 2013.  In the area of asset reorganization, in January 2013, Sony entered into a contract to sell the headquarters building of Sony Corporation of America, a wholly-owned U.S. subsidiary.

■
As mentioned above, Sony is not only implementing various measures to improve profitability but it is also undertaking a growth strategy expected to yield profitability in the mid- to long-term, select and concentrate businesses and transform its business portfolio.  Sony is also working to improve its cash flow* position by carefully selecting investments, reorganizing assets and strengthening control of working capital such as inventory.  Moreover, Sony continues to diversify its sources of funds and further stabilize its financial foundation to ensure quick investment decisions are possible despite the severe environment.

Efforts being made in the Pictures and Music businesses, which consistently contribute to Sony’s annual operating income, are as follows:

■
In the Pictures segment, Sony aims to grow its operating income from its core operations which encompass motion picture production, acquisition and distribution; television production, acquisition and distribution; and television networks.  The development of franchise films with worldwide appeal, such as The Amazing Spider-Man, which was highly successful during the current fiscal year, as well the sequel to The Smurfs (scheduled for release in July 2013 in the U.S.), is a key area of focus for Sony’s motion picture production business.  Within the television production business, Sony actively provides programming to broadcast and cable television networks and digital outlets.  During the third quarter, Sony had television programs on all four of the major U.S. broadcast networks.  In the television network business, Sony currently is broadcasting in more than 159 countries around the world.  Going forward, Sony plans to further expand its high margin television networks business by launching and acquiring channels in growing markets, such as the agreement entered into by Sony to acquire an additional ownership interest in Multi Screen Media Private Ltd. in India in June 2012.

■
In the Music segment, although the physical music market continues to decline, the digital distribution market is expanding, primarily due to the rise of new services, mainly in Europe and the U.S.  Sony aims to further expand its business by increasing its market share through the discovery and development of new, talented artists, by offering its music libraries on growing digital distribution platforms and by developing new business opportunities.  In addition, Sony is working to improve profitability by realigning its costs to meet the changing market environment and pursuing growth opportunities by cultivating new businesses such as television shows centered on music and developing talent.  One example of this strategy is the group One Direction, which was developed from The X Factor, a popular music audition television show in the U.K.  One Direction released a very successful album during the third quarter and is the industry’s biggest breakthrough act of 2012.  Moreover, in the music publishing business, which manages and exploits music publishing rights, Sony/ATV Music Publishing LLC began administering the world-class global music catalogue of EMI Music Publishing starting in June of 2012.  Sony plans to solidify its position as the top player in the industry through efficient management and good creative decisions.

*	Cash flow provided by operating and investing activities combined excluding the Financial Services segment’s activities

*    *    *    *    *

 (Supplemental Information)

In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and impairments of long-lived assets, is not a presentation in accordance with U.S. GAAP, but is presented to enhance investors’ understanding of Sony’s operating results by providing an alternative measure that may be useful in understanding Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

Consolidated Financial Results for the Third Quarter Ended December 31, 2012, as Adjusted

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2011	2012	Change in yen	2012
Operating income (loss)	¥(91.7)	¥46.4	-%	$534
Less: Equity in net loss of affiliated companies*1	(108.8)	(0.4)	-	(4)
Add: Restructuring charges recorded within operating expenses*2	4.5	16.7	+271.5	192
Add: Impairments of long-lived assets*3	2.1	1.5	-29.0	17
Operating income, as adjusted	¥23.7	¥65.0	+174.3%	$747

Outlook for the Fiscal Year ending March 31, 2013 (“FY12”), as Adjusted

	(Billions of yen)
	March 31, 2012 Actual Results	FY12 February Forecast	Change in yen
Operating income (loss)*4	¥(67.3)	¥130	-%
Less: Equity in net loss of affiliated companies*1	(121.7)	(5)	-
Add: Restructuring charges, net, recorded within operating expenses*2	54.8	75	+36.9
Add: Impairments of long-lived assets*3	29.3	10	-65.9
Operating income, as adjusted*4	¥138.5	¥220	+58.8%

*1
 Equity in net loss of affiliated companies for the third quarter of the fiscal year ended March 31, 2012 includes a 63.4 billion yen impairment loss on Sony's shares of S-LCD which were sold in January 2012 and a 33.0 billion yen valuation allowance (Sony’s 50% share of the 654 million euro valuation allowance which Sony Ericsson recorded under U.S.GAAP against certain of its deferred tax assets in the quarter ended December 31, 2011).  Equity in net loss of affiliated companies for the fiscal year ended March 31, 2012 includes a 60.0 billion yen loss from the aforementioned impairment loss on Sony's shares of S-LCD and subsequent foreign currency adjustments, as well as the aforementioned 33.0 billion yen valuation allowance of Sony Ericsson.  In addition, as Sony sold its shares of S-LCD in January 2012 and acquired Telefonaktiebolaget LM Ericsson’s 50% equity interest in Sony Ericsson with the company becoming a wholly-owned subsidiary of Sony in February 2012, the results of both companies are not included in the equity in net loss of affiliated companies for the actual results of the third quarter and for the outlook of the full fiscal year ending March 31, 2013.

*2
 Sony is undertaking several structural transformation initiatives to enhance profitability through the implementation of various cost reduction programs as well as the adoption of horizontal platforms.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as other operating (income) expense, net, in the consolidated statement of income.  Sony includes losses due to long-lived asset impairments in restructuring charges when those impairments are directly related to Sony’s current restructuring initiatives.

*3
 The 1.5 billion yen (17 million U.S. dollars) and the 2.1 billion yen in non-cash impairment charges of long-lived assets recorded within operating results for the third quarter ended December 31, 2012 and for the third quarter ended December 31, 2011 respectively are related to the fair value of long-lived assets in the LCD television asset group being lower than net book value.  The 29.3 billion yen in non-cash impairment charges of long-lived assets for the fiscal year ended March 31, 2012 is related to the above-mentioned LCD television asset group and network business asset group, with charges of 16.7 billion yen and 12.6 billion yen, respectively.  Substantially all of the 10.0 billion yen in non-cash impairment charges of long-lived assets expected for the fiscal year ending March 31, 2013 relates to the LCD television asset group.  For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charges reflect the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.  For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charges, primarily related to certain intangible and other long-lived assets, reflected management’s revised forecast over the limited period applicable to the impairment determination.  Sony has not included these losses on impairment in restructuring charges.

*4
The operating loss and operating income, as adjusted, for the fiscal year ended March 31, 2012, includes a gain of 102.3 billion yen due to the remeasurement of the 50% equity interest Sony owned in Sony Mobile prior to the acquisition described above.

See the chart below for further details regarding segment and category changes as of April 1, 2012.  The Audio and Video category includes the previous Home Audio and Video category and memory-based portable audio devices, which were previously included in the Personal Mobile Products category.  The Digital Imaging category changed its name to Digital Imaging Products.  The network services business, previously included in the Game category, and the medical business, previously included in the Professional Solutions category were transferred to All Other.  The former Game category has been changed to the Game segment.  The former Sony Mobile Communications segment has been changed to the Mobile Communications category.

Fiscal year ended March 31, 2012	Fiscal year ending March 31, 2013

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony's acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB); (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending and/or future legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Justin Hill	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/12q3_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	December 31	Change from		December 31
ASSETS	2012	2012	March 31, 2012		2012
Current assets:
Cash and cash equivalents	¥894,576	¥698,029		¥-196,547	$8,023
Marketable securities	680,913	658,250		-22,663	7,566
Notes and accounts receivable, trade	840,924	1,004,324		+163,400	11,544
Allowance for doubtful accounts and sales returns	(71,009)	(80,715)		-9,706	(928)
Inventories	707,052	769,582		+62,530	8,846
Other receivables	202,044	171,422		-30,622	1,970
Deferred income taxes	36,769	39,501		+2,732	454
Prepaid expenses and other current assets	463,693	459,752		-3,941	5,285
Total current assets	3,754,962	3,720,145		-34,817	42,760

Film costs	270,048	258,297		-11,751	2,969

Investments and advances:
Affiliated companies	36,800	70,193		+33,393	807
Securities investments and other	6,282,676	6,883,951		+601,275	79,126
	6,319,476	6,954,144		+634,668	79,933

Property, plant and equipment:
Land	139,413	138,854		-559	1,596
Buildings	817,730	826,648		+8,918	9,502
Machinery and equipment	1,957,134	1,910,063		-47,071	21,954
Construction in progress	35,648	38,801		+3,153	446
	2,949,925	2,914,366		-35,559	33,498
Less-Accumulated depreciation	2,018,927	2,003,099		-15,828	23,024
	930,998	911,267		-19,731	10,474

Other assets:
Intangibles, net	503,699	503,946		+247	5,792
Goodwill	576,758	626,150		+49,392	7,197
Deferred insurance acquisition costs	441,236	455,164		+13,928	5,232
Deferred income taxes	100,460	95,483		-4,977	1,098
Other	398,030	336,449		-61,581	3,867
	2,020,183	2,017,192		-2,991	23,186

Total assets	¥13,295,667	¥13,861,045	¥	+565,378	$159,322

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥99,878	¥231,838	¥	+131,960	$2,665
Current portion of long-term debt	310,483	212,656		-97,827	2,444
Notes and accounts payable, trade	758,680	633,598		-125,082	7,283
Accounts payable, other and accrued expenses	1,073,241	1,033,596		-39,645	11,880
Accrued income and other taxes	63,396	84,648		+21,252	973
Deposits from customers in the banking business	1,761,137	1,868,439		+107,302	21,476
Other	463,166	478,323		+15,157	5,499
Total current liabilities	4,529,981	4,543,098		+13,117	52,220

Long-term debt	762,226	942,592		+180,366	10,834
Accrued pension and severance costs	309,375	310,990		+1,615	3,575
Deferred income taxes	284,499	292,913		+8,414	3,367
Future insurance policy benefits and other	3,208,843	3,450,383		+241,540	39,660
Policyholders’ account in the life insurance business	1,449,644	1,585,375		+135,731	18,223
Other	240,978	251,349		+10,371	2,887
Total liabilities	10,785,546	11,376,700		+591,154	130,766

Redeemable noncontrolling interest	20,014	2,936		-17,078	34

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	630,923	630,923	－		7,252
Additional paid-in capital	1,160,236	1,126,927		-33,309	12,953
Retained earnings	1,084,462	1,021,026		-63,436	11,736
Accumulated other comprehensive income	(842,093)	(762,249)		+79,844	(8,762)
Treasury stock, at cost	(4,637)	(4,459)		+178	(51)
	2,028,891	2,012,168		-16,723	23,128

Noncontrolling interests	461,216	469,241		+8,025	5,394
Total equity	2,490,107	2,481,409		-8,698	28,522
Total liabilities and equity	¥13,295,667	¥13,861,045	¥	+565,378	$159,322

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended December 31
	2011	2012	Change from 2011		2012
Sales and operating revenue:
Net sales	¥1,588,421	¥1,660,703			$19,089
Financial services revenue	219,374	265,578			3,053
Other operating revenue	15,081	21,699			249
	1,822,876	1,947,980	+6.9%		22,391

Costs and expenses:
Cost of sales	1,262,557	1,282,776			14,745
Selling, general and administrative	355,674	388,687			4,468
Financial services expenses	186,421	230,746			2,652
Other operating (income) expense, net	1,155	(1,018)			(12)
	1,805,807	1,901,191	+5.3		21,853

Equity in net loss of affiliated companies	(108,797)	(360)	－		(4)

Operating income (loss)	(91,728)	46,429	－		534

Other income:
Interest and dividends	2,469	2,689			31
Gain on sale of securities investments, net	323	52			1
Other	1,613	879			10
	4,405	3,620	-17.8		42

Other expenses:
Interest	4,983	7,356			86
Loss on devaluation of securities investments	2,341	7,288			84
Foreign exchange loss, net	9,386	4,120			47
Other	1,881	1,855			21
	18,591	20,619	+10.9		238

Income (loss) before income taxes	(105,914)	29,430	－		338

Income taxes	28,916	25,907			298

Net income (loss)	(134,830)	3,523	－		40

Less - Net income attributable to noncontrolling interests	24,138	14,286			164

Net loss attributable to Sony Corporation’s	¥(158,968)	¥(10,763)	－	%	$(124)
stockholders

Per share data:
Net loss attributable to Sony Corporation’s
stockholders
— Basic	¥(158.40)	¥(10.72)	－	%	$(0.12)
— Diluted	(158.40)	(10.72)	－		(0.12)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2011	2012	Change from 2011		2012

Net income (loss)	¥(134,830)	¥3,523	－	%	$40

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(9,297)	20,524			236
Unrealized gains (losses) on derivative instruments	(55)	169			2
Pension liability adjustment	(3,035)	(3,421)			(39)
Foreign currency translation adjustments	25,116	131,934			1,517

Total comprehensive income (loss)	(122,101)	152,729	－		1,756

Less - Comprehensive income attributable	19,635	15,628			180
to noncontrolling interests

Comprehensive income (loss) attributable	¥(141,736)	¥137,101	－	%	$1,576
to Sony Corporation’s stockholders

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Nine months ended December 31
	2011	2012	Change from 2011		2012
Sales and operating revenue:
Net sales	¥4,236,557	¥4,297,417			$49,396
Financial services revenue	603,636	689,940			7,930
Other operating revenue	52,593	80,465			925
	4,892,786	5,067,822	+3.6%		58,251

Costs and expenses:
Cost of sales	3,278,103	3,334,185			38,324
Selling, general and administrative	1,021,213	1,066,896			12,263
Financial services expenses	516,554	594,876			6,838
Other operating (income) expense, net	30,269	(14,855)			(171)
	4,846,139	4,981,102	+2.8		57,254

Equity in net loss of affiliated companies	(112,510)	(3,765)	－		(43)

Operating income (loss)	(65,863)	82,955	－		954

Other income:
Interest and dividends	9,084	11,597			133
Gain on sale of securities investments, net	643	184			2
Other	6,885	2,897			33
	16,612	14,678	-11.6		168

Other expenses:
Interest	17,544	20,831			239
Loss on devaluation of securities investments	3,155	7,477			86
Foreign exchange loss, net	7,436	5,812			67
Other	5,314	5,020			58
	33,449	39,140	+17.0		450

Income (loss) before income taxes	(82,700)	58,493	－		672

Income taxes	74,807	67,917			780

Net loss	(157,507)	(9,424)	－		(108)

Less - Net income attributable to noncontrolling interests	43,940	41,450			477

Net loss attributable to Sony Corporation’s	¥(201,447)	¥(50,874)	－	%	$(585)
stockholders

Per share data:
Net loss attributable to Sony Corporation’s
stockholders
— Basic	¥(200.73)	¥(50.69)	－	%	$(0.58)
— Diluted	(200.73)	(50.69)	－		(0.58)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2011	2012	Change from 2011		2012

Net loss	¥(157,507)	¥(9,424)	－	%	$(108)

Other comprehensive income, net of tax –
Unrealized gains on securities	9,798	39,176			450
Unrealized gains on derivative instruments	1,774	306			4
Pension liability adjustment	(957)	(1,375)			(16)
Foreign currency translation adjustments	(115,610)	46,605			536

Total comprehensive income (loss)	(262,502)	75,288	－		866

Less - Comprehensive income attributable	45,477	46,318			534
to noncontrolling interests

Comprehensive income (loss) attributable	¥(307,979)	¥28,970	－	%	$332
to Sony Corporation’s stockholders

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥2,547,987	¥388,592	¥2,936,579
Exercise of stock acquisition rights	4	163	167
Stock based compensation	1,548		1,548

Comprehensive income:
Net income (loss)	(201,447)	43,940	(157,507)
Other comprehensive income, net of tax –
Unrealized gains on securities	7,252	2,546	9,798
Unrealized gains on derivative instruments	1,774		1,774
Pension liability adjustment	(957)		(957)
Foreign currency translation adjustments	(114,601)	(1,009)	(115,610)
Total comprehensive income (loss)	(307,979)	45,477	(262,502)

Dividends declared	(12,545)	(6,515)	(19,060)
Transactions with noncontrolling interests shareholders and other	(1,431)	241	(1,190)
Balance at December 31, 2011	¥2,227,584	¥427,958	¥2,655,542

Balance at March 31, 2012	¥2,028,891	¥461,216	¥2,490,107
Exercise of stock acquisition rights		109	109
Stock based compensation	629		629

Comprehensive income:
Net income (loss)	(50,874)	41,450	(9,424)
Other comprehensive income, net of tax –
Unrealized gains on securities	30,683	8,493	39,176
Unrealized gains on derivative instruments	306		306
Pension liability adjustment	85	(1,460)	(1,375)
Foreign currency translation adjustments	48,770	(2,165)	46,605
Total comprehensive income	28,970	46,318	75,288

Dividends declared	(12,545)	(7,796)	(20,341)
Transactions with noncontrolling interests shareholders and other	(33,777)	(30,606)	(64,383)
Balance at December 31, 2012	¥2,012,168	¥469,241	¥2,481,409

Sony Corporation conducted a tender offer in September 2012 to purchase an additional 96,511 common shares of its subsidiary So-net Entertainment Corporation which resulted in a decrease in additional paid-in capital of 33,638 million yen as an equity transaction with noncontrolling interests.

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	$23,321	$5,301	$28,622
Exercise of stock acquisition rights		1	1
Stock based compensation	7		7

Comprehensive income:
Net income (loss)	(585)	477	(108)
Other comprehensive income, net of tax –
Unrealized gains on securities	352	98	450
Unrealized gains on derivative instruments	4		4
Pension liability adjustment	1	(17)	(16)
Foreign currency translation adjustments	560	(24)	536
Total comprehensive income	332	534	866

Dividends declared	(144)	(90)	(234)
Transactions with noncontrolling interests shareholders and other	(388)	(352)	(740)
Balance at December 31, 2012	$23,128	$5,394	$28,522

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2011	2012	2012
Cash flows from operating activities:
Net loss	¥(157,507)	¥(9,424)	$(108)
Adjustments to reconcile net loss to net cash provided by operating activities-
Depreciation and amortization, including amortization of deferred	244,283	242,221	2,784
insurance acquisition costs
Amortization of film costs	124,263	147,004	1,690
Stock-based compensation expense	1,604	995	11
Accrual for pension and severance costs, less payments	9,636	831	10
Other operating (income) expense, net	30,269	(14,855)	(171)
Loss on sale or devaluation of securities investments, net	2,512	7,293	84
(Gain) loss on revaluation of marketable securities held in the financial	19,300	(19,265)	(221)
services business for trading purposes, net
Loss on revaluation or impairment of securities investments held	8,762	547	6
in the financial services business, net
Deferred income taxes	(53,716)	6,737	77
Equity in net loss of affiliated companies, net of dividends	129,544	4,834	56
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(150,924)	(130,727)	(1,503)
Increase in inventories	(7,055)	(36,057)	(414)
Increase in film costs	(136,785)	(124,645)	(1,433)
Decrease in notes and accounts payable, trade	(90,908)	(123,181)	(1,416)
Increase in accrued income and other taxes	31,466	19,587	225
Increase in future insurance policy benefits and other	224,435	283,133	3,254
Increase in deferred insurance acquisition costs	(53,961)	(54,384)	(625)
Increase in marketable securities held in the financial services	(25,595)	(20,708)	(238)
business for trading purposes
(Increase) decrease in other current assets	(22,904)	34,417	396
Increase (decrease) in other current liabilities	25,900	(40,125)	(461)
Other	131,172	46,125	530
Net cash provided by operating activities	283,791	220,353	2,533

Cash flows from investing activities:
Payments for purchases of fixed assets	(272,614)	(236,302)	(2,716)
Proceeds from sales of fixed assets	16,955	26,157	301
Payments for investments and advances by financial services business	(737,689)	(779,259)	(8,957)
Payments for investments and advances	(16,907)	(58,323)	(670)
(other than financial services business)
Proceeds from sales or return of investments and collections of advances	372,619	269,826	3,101
by financial services business
Proceeds from sales or return of investments and collections of advances	22,820	27,847	320
(other than financial services business)
Proceeds from sales of businesses	2,502	52,756	606
Other	5,146	(23,722)	(273)
Net cash used in investing activities	(607,168)	(721,020)	(8,288)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	18,961	149,767	1,721
Payments of long-term debt	(96,887)	(235,444)	(2,706)
Increase in short-term borrowings, net	158,340	109,973	1,264
Increase in deposits from customers in the financial services business, net	111,494	197,809	2,274
Proceeds from issuance of convertible bonds	－	150,000	1,724
Dividends paid	(25,108)	(25,072)	(288)
Payment for purchase of So-net shares from noncontrolling interests	－	(54,944)	(632)
Other	(7,305)	(5,515)	(63)
Net cash provided by financing activities	159,495	286,574	3,294

Effect of exchange rate changes on cash and cash equivalents	(48,822)	17,546	202

Net decrease in cash and cash equivalents	(212,704)	(196,547)	(2,259)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576	10,282

Cash and cash equivalents at end of the period	¥801,708	¥698,029	$8,023

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2011	2012	Change		2012

Imaging Products & Solutions
Customers	¥188,402	¥179,599	-4.7%		$2,064
Intersegment	954	903			11
Total	189,356	180,502	-4.7		2,075

Game
Customers	275,294	218,988	-20.5		2,517
Intersegment	40,792	49,476			569
Total	316,086	268,464	-15.1		3,086

Mobile Products & Communications
Customers	163,909	306,547	+87.0		3,524
Intersegment	87	12,285			141
Total	163,996	318,832	+94.4		3,665

Home Entertainment & Sound
Customers	394,262	323,623	-17.9		3,720
Intersegment	46	148			2
Total	394,308	323,771	-17.9		3,722

Devices
Customers	165,719	156,125	-5.8		1,795
Intersegment	67,499	61,178			703
Total	233,218	217,303	-6.8		2,498

Pictures
Customers	160,426	208,794	+30.1		2,400
Intersegment	127	139			2
Total	160,553	208,933	+30.1		2,402

Music
Customers	119,671	123,440	+3.1		1,419
Intersegment	3,747	2,989			34
Total	123,418	126,429	+2.4		1,453

Financial Services
Customers	219,374	265,578	+21.1		3,053
Intersegment	722	777			9
Total	220,096	266,355	+21.0		3,062

All Other
Customers	129,751	154,264	+18.9		1,773
Intersegment	19,799	18,320			211
Total	149,550	172,584	+15.4		1,984

Corporate and elimination	(127,705)	(135,193)	－		(1,556)
Consolidated total	¥1,822,876	¥1,947,980	+6.9%		$22,391

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Operating income (loss)	2011	2012	Change		2012

Imaging Products & Solutions	¥(6,728)	¥(2,873)	－	%	$(33)
Game	33,777	4,597	-86.4		53
Mobile Products & Communications	(48,423)	(21,332)	－		(245)
Home Entertainment & Sound	(89,815)	(7,972)	－		(92)
Devices	(15,556)	9,678	－		111
Pictures	715	25,313	－		291
Music	15,260	16,396	+7.4		188
Financial Services	32,590	34,238	+5.1		394
All Other	(7,655)	734	－		9
Total	(85,835)	58,779	－		676

Corporate and elimination	(5,893)	(12,350)	－		(142)
Consolidated total	¥(91,728)	¥46,429	－	%	$534

The 2011 segment disclosure above has been restated to reflect the change in the business segment classification discussed in Note 6.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the three months ended December 31, 2011 and 2012 were 101,318 million yen and 14,727 million yen, respectively. The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories. For further details of new segments and categories, see page F-8.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue	2011	2012	Change	2012

Imaging Products & Solutions
Customers	¥584,867	¥554,269	-5.2%	$6,371
Intersegment	3,726	2,574		29
Total	588,593	556,843	-5.4	6,400

Game
Customers	531,590	408,328	-23.2	4,693
Intersegment	98,458	126,270		1,452
Total	630,048	534,598	-15.1	6,145

Mobile Products & Communications
Customers	428,109	882,421	+106.1	10,143
Intersegment	184	22,405		257
Total	428,293	904,826	+111.3	10,400

Home Entertainment & Sound
Customers	1,049,967	811,294	-22.7	9,325
Intersegment	294	270		3
Total	1,050,261	811,564	-22.7	9,328

Devices
Customers	515,391	456,365	-11.5	5,246
Intersegment	271,475	228,118		2,622
Total	786,866	684,483	-13.0	7,868

Pictures
Customers	474,053	524,938	+10.7	6,034
Intersegment	230	374		4
Total	474,283	525,312	+10.8	6,038

Music
Customers	327,397	316,912	-3.2	3,643
Intersegment	9,277	7,591		87
Total	336,674	324,503	-3.6	3,730

Financial Services
Customers	603,636	689,940	+14.3	7,930
Intersegment	2,197	2,331		27
Total	605,833	692,271	+14.3	7,957

All Other
Customers	339,629	387,609	+14.1	4,455
Intersegment	49,221	44,061		507
Total	388,850	431,670	+11.0	4,962

Corporate and elimination	(396,915)	(398,248)	－	(4,577)
Consolidated total	¥4,892,786	¥5,067,822	+3.6%	$58,251

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Operating income (loss)	2011	2012	Change		2012

Imaging Products & Solutions	¥21,565	¥12,329	-42.8%		$142
Game	40,830	3,327	-91.9		38
Mobile Products & Communications	(52,924)	(72,569)	－		(834)
Home Entertainment & Sound	(145,207)	(33,770)	－		(388)
Devices	(28,662)	55,399	－		637
Pictures	25,621	28,318	+10.5		325
Music	33,680	31,521	-6.4		362
Financial Services	85,764	93,030	+8.5		1,069
All Other	(30,823)	(14,281)	－		(164)
Total	(50,156)	103,304	－		1,187

Corporate and elimination	(15,707)	(20,349)	－		(233)
Consolidated total	¥(65,863)	¥82,955	－	%	$954

The 2011 segment disclosure above has been restated to reflect the change in the business segment classification discussed in Note 6.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the nine months ended December 31, 2011 and 2012 were 156,822 million yen and 31,540 million yen, respectively. The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories. For further details of new segments and categories, see page F-9.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Imaging Products & Solutions
Digital Imaging Products	¥116,619	¥122,135	+4.7%	$1,404
Professional Solutions	69,187	54,422	-21.3	625
Other	2,596	3,042	+17.2	35
Total	188,402	179,599	-4.7	2,064

Game	275,294	218,988	-20.5	2,517

Mobile Products & Communications
Mobile Communications	－	162,548	－	1,868
Personal and Mobile Products	162,392	142,734	-12.1	1,641
Other	1,517	1,265	-16.6	15
Total	163,909	306,547	+87.0	3,524

Home Entertainment & Sound
Televisions	238,194	182,675	-23.3	2,100
Audio and Video	154,745	139,589	-9.8	1,604
Other	1,323	1,359	+2.7	16
Total	394,262	323,623	-17.9	3,720

Devices
Semiconductors	90,102	89,953	-0.2	1,035
Components	75,225	65,113	-13.4	748
Other	392	1,059	+170.2	12
Total	165,719	156,125	-5.8	1,795

Pictures	160,426	208,794	+30.1	2,400
Music	119,671	123,440	+3.1	1,419
Financial Services	219,374	265,578	+21.1	3,053
All Other	129,751	154,264	+18.9	1,773
Corporate	6,068	11,022	+81.6	126
Consolidated total	¥1,822,876	¥1,947,980	+6.9%	$22,391

The above table includes a breakdown of sales and operating revenue to external customers in the following segments shown in the Business Segment Information on pages F-6: IP&S, Mobile Products & Communications (“MP&C”), HE&S and Devices. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to customers for those segments in this table is useful to investors in understanding sales by product category. Additionally, Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2013. In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products. In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Japan	¥557,525	¥599,380	+7.5%	$6,890
United States	349,785	337,101	-3.6	3,875
Europe	401,391	419,979	+4.6	4,827
China	118,360	102,027	-13.8	1,173
Asia-Pacific	159,137	221,535	+39.2	2,546
Other Areas	236,678	267,958	+13.2	3,080
Total	¥1,822,876	¥1,947,980	+6.9%	$22,391

Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Imaging Products & Solutions
Digital Imaging Products	¥386,921	¥360,621	-6.8%	$4,145
Professional Solutions	190,659	181,413	-4.8	2,085
Other	7,287	12,235	+67.9	141
Total	584,867	554,269	-5.2	6,371

Game	531,590	408,328	-23.2	4,693

Mobile Products & Communications
Mobile Communications	－	514,697	－	5,916
Personal and Mobile Products	423,786	363,730	-14.2	4,181
Other	4,323	3,994	-7.6	46
Total	428,109	882,421	+106.1	10,143

Home Entertainment & Sound
Televisions	693,968	486,373	-29.9	5,590
Audio and Video	350,436	320,536	-8.5	3,684
Other	5,563	4,385	-21.2	51
Total	1,049,967	811,294	-22.7	9,325

Devices
Semiconductors	284,070	235,217	-17.2	2,704
Components	228,748	213,053	-6.9	2,449
Other	2,573	8,095	+214.6	93
Total	515,391	456,365	-11.5	5,246

Pictures	474,053	524,938	+10.7	6,034
Music	327,397	316,912	-3.2	3,643
Financial Services	603,636	689,940	+14.3	7,930
All Other	339,629	387,609	+14.1	4,455
Corporate	38,147	35,746	-6.3	411
Consolidated total	¥4,892,786	¥5,067,822	+3.6%	$58,251

The above table includes a breakdown of sales and operating revenue to external customers in the following segments shown in the Business Segment Information on pages F-7: IP&S, MP&C, HE&S and Devices. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to customers for those segments in this table is useful to investors in understanding sales by product category. Additionally, Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2013. In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products. In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Japan	¥1,525,999	¥1,596,000	+4.6%	$18,344
United States	920,739	810,047	-12.0	9,311
Europe	961,719	1,013,257	+5.4	11,647
China	386,567	361,626	-6.5	4,157
Asia-Pacific	490,359	603,663	+23.1	6,939
Other Areas	607,403	683,229	+12.5	7,853
Total	¥4,892,786	¥5,067,822	+3.6%	$58,251

Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	December 31
	2012	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	¥175,151	¥136,943	$1,574
Marketable securities	677,543	654,851	7,527
Other	149,581	170,982	1,965
	1,002,275	962,776	11,066

Investments and advances	6,174,810	6,757,282	77,670
Property, plant and equipment	12,569	14,276	164
Other assets:
Deferred insurance acquisition costs	441,236	455,164	5,232
Other	48,472	50,273	578
	489,708	505,437	5,810
Total Assets	¥7,679,362	¥8,239,771	$94,710

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥18,781	¥10,213	$117
Deposits from customers in the banking business	1,761,137	1,868,439	21,476
Other	183,172	183,903	2,115
	1,963,090	2,062,555	23,708

Long-term debt	17,145	17,192	198
Future insurance policy benefits and other	3,208,843	3,450,383	39,660
Policyholders’ account in the life insurance business	1,449,644	1,585,375	18,223
Other	213,234	219,620	2,523
Total liabilities	6,851,956	7,335,125	84,312

Equity:
Stockholders’ equity of Financial Services	825,499	902,727	10,376
Noncontrolling interests	1,907	1,919	22
Total equity	827,406	904,646	10,398
Total liabilities and equity	¥7,679,362	¥8,239,771	$94,710

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	December 31
	2012	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	¥719,425	¥561,086	$6,449
Marketable securities	3,370	3,399	39
Notes and accounts receivable, trade	768,697	920,548	10,581
Other	1,274,826	1,276,824	14,676
	2,766,318	2,761,857	31,745

Film costs	270,048	258,297	2,969
Investments and advances	176,270	228,243	2,623
Investments in Financial Services, at cost	115,773	111,476	1,281
Property, plant and equipment	918,429	896,991	10,310
Other assets	1,535,075	1,514,766	17,413
Total assets	¥5,781,913	¥5,771,630	$66,341

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥399,882	¥434,281	$4,992
Notes and accounts payable, trade	758,680	633,598	7,283
Other	1,421,947	1,417,154	16,289
	2,580,509	2,485,033	28,564

Long-term debt	748,689	929,012	10,678
Accrued pension and severance costs	294,035	290,887	3,344
Other	361,161	376,124	4,323
Total liabilities	3,984,394	4,081,056	46,909

Redeemable noncontrolling interest	20,014	2,936	34

Equity:
Stockholders’ equity of Sony without Financial Services	1,651,856	1,582,482	18,189
Noncontrolling interests	125,649	105,156	1,209
Total equity	1,777,505	1,687,638	19,398
Total liabilities and equity	¥5,781,913	¥5,771,630	$66,341

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	December 31
	2012	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	¥894,576	¥698,029	$8,023
Marketable securities	680,913	658,250	7,566
Notes and accounts receivable, trade	769,915	923,609	10,616
Other	1,409,558	1,440,257	16,555
	3,754,962	3,720,145	42,760

Film costs	270,048	258,297	2,969
Investments and advances	6,319,476	6,954,144	79,933
Property, plant and equipment	930,998	911,267	10,474
Other assets:
Deferred insurance acquisition costs	441,236	455,164	5,232
Other	1,578,947	1,562,028	17,954
	2,020,183	2,017,192	23,186
Total assets	¥13,295,667	¥13,861,045	$159,322

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥410,361	¥444,494	$5,109
Notes and accounts payable, trade	758,680	633,598	7,283
Deposits from customers in the banking business	1,761,137	1,868,439	21,476
Other	1,599,803	1,596,567	18,352
	4,529,981	4,543,098	52,220

Long-term debt	762,226	942,592	10,834
Accrued pension and severance costs	309,375	310,990	3,575
Future insurance policy benefits and other	3,208,843	3,450,383	39,660
Policyholders’ account in the life insurance business	1,449,644	1,585,375	18,223
Other	525,477	544,262	6,254
Total liabilities	10,785,546	11,376,700	130,766

Redeemable noncontrolling interest	20,014	2,936	34

Equity:
Sony Corporation’s stockholders’ equity	2,028,891	2,012,168	23,128
Noncontrolling interests	461,216	469,241	5,394
Total equity	2,490,107	2,481,409	28,522
Total liabilities and equity	¥13,295,667	¥13,861,045	$159,322

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Financial Services	2011	2012	Change	2012

Financial services revenue	¥220,096	¥266,355	+21.0%	$3,062
Financial services expenses	187,135	231,523	+23.7	2,661
Equity in net loss of affiliated companies	(371)	(594)	－	(7)
Operating income	32,590	34,238	+5.1	394
Other income (expenses), net	3	31	+933.3	0
Income before income taxes	32,593	34,269	+5.1	394
Income taxes and other	(16,967)	9,918	－	114
Net income of Financial Services	¥49,560	¥24,351	-50.9%	$280

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sony without Financial Services	2011	2012	Change	2012

Net sales and operating revenue	¥1,604,621	¥1,683,296	+4.9%	$19,348
Costs and expenses	1,621,133	1,671,956	+3.1	19,218
Equity in net income (loss) of affiliated companies	(108,426)	234	－	3
Operating income (loss)	(124,938)	11,574	－	133
Other income (expenses), net	(13,512)	(16,413)	－	(189)
Loss before income taxes	(138,450)	(4,839)	－	(56)
Income taxes and other	50,341	20,533	-59.2	236
Net loss of Sony without Financial Services	¥(188,791)	¥(25,372)	－ %	$(292)

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Consolidated	2011	2012	Change	2012

Financial services revenue	¥219,374	¥265,578	+21.1%	$3,053
Net sales and operating revenue	1,603,502	1,682,402	+4.9	19,338
	1,822,876	1,947,980	+6.9	22,391
Costs and expenses	1,805,807	1,901,191	+5.3	21,853
Equity in net loss of affiliated companies	(108,797)	(360)	－	(4)
Operating income (loss)	(91,728)	46,429	－	534
Other income (expenses), net	(14,186)	(16,999)	－	(196)
Income (loss) before income taxes	(105,914)	29,430	－	338
Income taxes and other	53,054	40,193	-24.2	462
Net loss attributable to Sony Corporation’s stockholders	¥(158,968)	¥(10,763)	－ %	$(124)

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2011	2012	Change	2012

Financial services revenue	¥605,833	¥692,271	+14.3%	$7,957
Financial services expenses	518,963	597,735	+15.2	6,871
Equity in net loss of affiliated companies	(1,106)	(1,506)	－	(17)
Operating income	85,764	93,030	+8.5	1,069
Other income (expenses), net	154	87	-43.5	1
Income before income taxes	85,918	93,117	+8.4	1,070
Income taxes and other	1,509	28,428	－	326
Net income of Financial Services	¥84,409	¥64,689	-23.4%	$744

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2011	2012	Change	2012

Net sales and operating revenue	¥4,291,995	¥4,380,367	+2.1%	$50,349
Costs and expenses	4,334,063	4,390,012	+1.3	50,460
Equity in net loss of affiliated companies	(111,404)	(2,259)	－	(26)
Operating loss	(153,472)	(11,904)	－	(137)
Other income (expenses), net	(9,811)	(17,500)	－	(201)
Loss before income taxes	(163,283)	(29,404)	－	(338)
Income taxes and other	84,120	55,063	-34.5	633
Net loss of Sony without Financial Services	¥(247,403)	¥(84,467)	－ %	$(971)

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2011	2012	Change	2012

Financial services revenue	¥603,636	¥689,940	+14.3%	$7,930
Net sales and operating revenue	4,289,150	4,377,882	+2.1	50,321
	4,892,786	5,067,822	+3.6	58,251
Costs and expenses	4,846,139	4,981,102	+2.8	57,254
Equity in net loss of affiliated companies	(112,510)	(3,765)	－	(43)
Operating income (loss)	(65,863)	82,955	－	954
Other income (expenses), net	(16,837)	(24,462)	－	(282)
Income (loss) before income taxes	(82,700)	58,493	－	672
Income taxes and other	118,747	109,367	-7.9	1,257
Net loss attributable to Sony Corporation’s stockholders	¥(201,447)	¥(50,874)	－ %	$(585)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2011	2012	2012

Net cash provided by operating activities	¥249,998	¥289,093	$3,323
Net cash used in investing activities	(360,686)	(516,254)	(5,934)
Net cash provided by financing activities	113,794	188,953	2,172
Net increase (decrease) in cash and cash equivalents	3,106	(38,208)	(439)
Cash and cash equivalents at beginning of the fiscal year	167,009	175,151	2,013
Cash and cash equivalents at end of the period	¥170,115	¥136,943	$1,574

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2011	2012	2012

Net cash provided by (used in) operating activities	¥41,695	¥(62,759)	$(721)
Net cash used in investing activities	(242,184)	(205,546)	(2,363)
Net cash provided by financing activities	33,501	92,420	1,062
Effect of exchange rate changes on cash and cash equivalents	(48,822)	17,546	202
Net decrease in cash and cash equivalents	(215,810)	(158,339)	(1,820)
Cash and cash equivalents at beginning of the fiscal year	847,403	719,425	8,269
Cash and cash equivalents at end of the period	¥631,593	¥561,086	$6,449

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2011	2012	2012

Net cash provided by operating activities	¥283,791	¥220,353	$2,533
Net cash used in investing activities	(607,168)	(721,020)	(8,288)
Net cash provided by financing activities	159,495	286,574	3,294
Effect of exchange rate changes on cash and cash equivalents	(48,822)	17,546	202
Net decrease in cash and cash equivalents	(212,704)	(196,547)	(2,259)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576	10,282
Cash and cash equivalents at end of the period	¥801,708	¥698,029	$8,023

 (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥87 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2012.

2.	As of December 31, 2012, Sony had 1,320 consolidated subsidiaries (including variable interest entities) and 102 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended December 31
Net loss attributable to Sony Corporation’s stockholders	2011	2012
— Basic	1,003,581	1,003,594
— Diluted	1,003,581	1,003,594

Weighted-average number of outstanding shares	(Thousands of shares)
	Nine months ended December 31
Net loss attributable to Sony Corporation’s stockholders	2011	2012
— Basic	1,003,579	1,003,586
— Diluted	1,003,579	1,003,586

All potential shares were excluded as anti-dilutive for the three and nine months ended December 31, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.

4.	Recently adopted accounting pronouncements:
Accounting for costs associated with acquiring or renewing insurance contracts -
In October 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for costs associated with acquiring or renewing insurance contracts.  Under the new guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs.  An entity may defer incremental direct costs of contract acquisitions that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts.  Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising.  This guidance was effective for Sony as of April 1, 2012.  Sony applied this guidance prospectively from the date of adoption.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Testing goodwill for impairment -
In September 2011, the FASB issued a new standard to simplify how an entity tests goodwill for impairment.  The new standard allows companies an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test.  Under the new standard, a company is no longer required to calculate the fair value of a reporting unit unless the company determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.  The new standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  This standard was effective for Sony as of April 1, 2012.  The adoption of this standard did not have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -
In June 2011, the FASB issued new accounting guidance for the presentation of comprehensive income.  The amendments require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is applied retrospectively.  Subsequently, in December 2011, the FASB issued updated accounting guidance for deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  The remaining requirements of the guidance issued in June 2011 became effective as originally issued.  The guidance was effective for Sony as of April 1, 2012.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Impairment of film costs -
In October 2012, the FASB issued new accounting guidance for the impairment of unamortized film costs.  The guidance has the effect of incorporating into the impairment analysis of unamortized film costs only information that was known or knowable as of the balance sheet date, consistent with how information is incorporated into other fair value measurements.  The new guidance is effective for Sony for impairment assessments performed on or after December 15, 2012.  Sony applied this guidance prospectively from the date of adoption.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

5.	Change in depreciation method:
Effective April 1, 2012, Sony Corporation and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method.  Concurrently, estimated useful lives for certain assets were also changed.  Sony believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

In accordance with the accounting guidance for a change in accounting estimate effected by a change in accounting principle, a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated.  The net effect of the changes caused a decrease in depreciation expense of 2,296 million yen and 7,529 million yen for the three and nine months ended December 31, 2012, respectively, which is primarily included in cost of sales in the consolidated statements of income.  Net loss attributable to Sony Corporation’s stockholders, basic net loss per share attributable to Sony Corporation’s stockholders and diluted net loss per share attributable to Sony Corporation’s stockholders decreased by 2,321 million yen, 2.31 yen and 2.31 yen, respectively, for the three months ended December 31, 2012, and decreased by 6,423 million yen, 6.40 yen and 6.40 yen, respectively, for the nine months ended December 31, 2012.

6.	Change in business segments:
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are included in five newly established segments, namely the Imaging Products & Solutions (“IP&S”) segment, the Game segment, the Mobile Products & Communications (“MP&C”) segment, the Home Entertainment & Sound (“HE&S”) segment, and the Devices segment as well as All Other.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  For further details of new segments and categories, see pages F-8 and F-9.  In connection with this realignment, both sales and operating revenue (“sales”) and operating income (loss) of each segment for the three and nine months ended December 31 of the previous fiscal year have been restated to conform to the current quarter’s presentation.

7.	Income taxes:
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2011	2012	2012
Capital expenditures (additions to property, plant and equipment)	¥62,217	¥33,506	$385
Depreciation and amortization expenses*1	82,717	78,700	905
(Depreciation expenses for property, plant and equipment)	(53,242)	(49,546)	(569)
Research and development expenses	100,587	113,032	1,299

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2011	2012	2012
Capital expenditures (additions to property, plant and equipment)*2	¥230,395	¥133,104	$1,530
Depreciation and amortization expenses*1	244,283	242,221	2,784
(Depreciation expenses for property, plant and equipment)	(153,435)	(146,152)	(1,680)
Research and development expenses	304,854	349,587	4,018

*1 Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

*2 Including acquisition of semiconductor fabrication equipment of 51,083 million yen from Toshiba Corporation on April 1, 2011.

(Subsequent events)

(1)	Sale of 550 Madison Avenue Building
On January 17, 2013, Sony entered into an agreement to sell its U.S. headquarters building, located in New York City.  The sales price is 1.1 billion U.S. dollars, and the sale is expected to close in March 2013.  After repaying debt related to the building and other transaction costs, Sony expects to receive net cash proceeds of approximately 770 million U.S. dollars and realize a gain on the sale of approximately 685 million U.S. dollars.  Sony will remain in the building for up to three years under a leaseback arrangement with the purchaser.

(2)	Issuance of bonds
On January 31, 2013, Sony Financial Holdings Inc., a subsidiary of Sony Corporation, issued 10 billion yen of unsecured corporate bonds under its domestic bond shelf registration.  The bonds have interest rate and maturity date as follows:

Amount	Interest rate	Maturity date
10 billion yen	0.434% per annum	February 5, 2018